Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-280990

March 30, 2026

Post at https://hashdex.com/en-US/insights/crypto-s-institutional-stack-expands-options-arrive-for-crypto-index-et-fs

Crypto’s institutional stack expands: Options arrive for crypto index ETFs
By Samir Kerbage, Chief Investment Officer, Mar 30, 2026

When we developed the Nasdaq CME Crypto™ Index (NCI) alongside Nasdaq, we made a deliberate choice rooted in history. Every asset class that has achieved genuine institutional legitimacy—equities, fixed income, commodities—has done so through the same three-part infrastructure: a benchmark to define and measure the market, products that track it, and derivatives that let professional investors manage risk around their exposure.

Today, with the listing of options on the Hashdex Nasdaq CME CryptoTM Index ETF (NCIQ) on Nasdaq—the first options ever available on a diversified, multi-asset crypto ETF—the third piece is finally in place.

Why this matters for investors

For the better part of the last two years, financial advisors and institutional investors have had access to options on single-asset crypto ETFs—Bitcoin, then Ethereum. That was a meaningful step, but it left a structural gap that exists in other markets.

An advisor who wanted to allocate a client’s portfolio to diversified crypto exposure—not just Bitcoin, but a rules-based index holding the largest and most liquid crypto assets—had no way to hedge that exposure against downside risk without liquidating the position itself. They could not write covered calls to generate income against a diversified holding. They could not construct a defined-risk entry or build a collar strategy around a broad crypto allocation the way they would around a position in an equity index ETF.

In other words, the options infrastructure that is routine in equities and fixed income—and that many institutional mandates and advisor platforms require in some form—simply did not exist for diversified crypto. This created a practical ceiling on adoption. Some institutions cannot take a position they cannot also hedge. Some advisor models require the ability to generate yield on holdings. Some risk management frameworks require defined-outcome structures before any allocation can be approved. Options on NCIQ remove that ceiling.

How options can change the calculus

Let’s look at the three major capabilities that will allow professional investors to do what they could not do before.

1.	Hedging without liquidation. A financial advisor who has built a 5% diversified crypto allocation for a client can now purchase put options on NCIQ to protect against downside without selling the underlying position—preserving long-term exposure and the tax treatment that comes with it, while managing near-term risk. This is, in part, why so many institutional investors have been waiting on the sidelines. The ability to hedge is not just a preference; in many cases it is a prerequisite.

2.	Income generation on diversified exposure. Writing covered calls on NCIQ gives holders the ability to generate premium income against their allocation. This is a strategy as old as the options market itself, and one that is particularly relevant for advisors building crypto positions within income-oriented portfolios. Until today, it was available only on single-asset crypto ETFs. The same logic that makes covered call writing on equity index ETFs a core part of many portfolio strategies now applies to diversified crypto.

3.	Capital-efficient and defined-risk positioning. For institutions assessing a new or expanded crypto allocation, options allow for defined-risk entry strategies—ways to gain exposure while establishing a clear maximum loss from the outset. This matters enormously for risk committees, investment policy statements, and the compliance frameworks that govern how institutional capital can be deployed. Perhaps most telling is how many institutional conversations over the last year have stalled not on conviction about crypto’s long-term trajectory, but on the absence of tools like these.

The listing of NCIQ options is not just about the strategies available today. It is about what it makes possible tomorrow.

Derivatives on a diversified crypto benchmark are the foundation on which more sophisticated structured products are built. Defined-outcome ETFs—products that cap upside while guaranteeing a floor on downside—have been one of the fastest-growing categories in traditional ETFs over the last several years, because they solve a genuine problem for investors who want exposure but cannot stomach unrestricted large price swings. The same logic applies in crypto, perhaps even more forcefully. Income-oriented structured notes, buffer strategies, and capital-protected crypto products all require derivatives on a diversified benchmark to function.

Fast-forward a few years, and I believe we will look back at today as the inflection point when the product ecosystem around crypto index investing began to mirror what exists for equities. That is not a prediction so much as an observation about where the infrastructure is now pointing.

The long view

Hashdex’s conviction has always been that crypto would earn its place in institutional portfolios not through speculation or momentum, but through the same disciplined infrastructure that made equity index investing work. That meant starting with a credible, rules-based benchmark—the NCI™, supported by two institutions with extensive experience in building best-in-class financial market infrastructure—Nasdaq and CME Group. It meant developing products that track it across multiple geographies and investor types. And it meant building toward the derivatives layer that completes the picture.

Options on NCIQ are the latest piece of that puzzle for the financial advisors seeking to serve clients who want diversified crypto exposure; institutional investors who need the ability to manage risk, generate income, and construct defined-outcome positions; and for a market that is, steadily and meaningfully, maturing.

The infrastructure is now in place. And our team is excited to continue to help professional investors access the crypto opportunity by raising the standard for crypto investing.

Disclosure:

Hashdex has no role in the listing or management of NCIQ options.

Options trading involves significant risk and is not suitable for all investors. Purchasing options may result in the total loss of the premium paid. Writing covered calls limits the potential upside on the underlying position. Options on NCIQ may have limited liquidity, particularly in the period following initial listing, which may result in wider bid-ask spreads and difficulty executing trades at desired prices. Investors should read the Options Disclosure Document (ODD) before trading options.

The issuer has filed a registration statement (including a compiled Prospectus www.hashdex-etfs.com/NCIQ/prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and/or prospectus supplement if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the Prospectus and Prospectus Supplement.

The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Hashdex serves as the sponsor for NCIQ. Paralel Distributors LLC serves as the marketing agent, and Coinbase Custody, BitGo Trust and Fidelity Digital Assets Services serve as crypto asset custodians. Nasdaq serves as the index administrator and listing venue. The fund administrator is U.S. Bank Global Fund Services. These entities are all unaffiliated.

An investment in any investment vehicle and crypto assets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve their investment objective or return any capital. No guarantee or representation is made that Hashdex’s investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex’s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

The Hashdex Nasdaq CME Crypto™ Index ETF (“Fund”) currently holds the crypto assets. Because the Fund’s investment objective is to track the price of the Nasdaq CME Crypto ™ Index (NCI) (“Index”) less expenses and liabilities of the Trust, changes in the price of the Shares may vary from changes in the spot price of crypto assets. An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the “Risk Factors” section of the Prospectus.

NCIQ: Effective January 20, 2026, the Fund changed its name from Hashdex Nasdaq Crypto ™ Index US ETF (NCIQ) to Hashdex Nasdaq CME Crypto™ Index ETF (NCIQ).

Index: Effective January 20, 2026, the index changed its name from Nasdaq Crypto ™ Index (NCI) to Nasdaq CME Crypto ™ Index.

Fund Risks

The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund’s small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. For more information, please visit the official index page (https://indexes.nasdaqomx.com/Index/Overview/NCI).

The Trust may experience tracking difference - positive or negative—relative to the index’s performance. The inclusion of any additional crypto asset to the Fund’s holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

Nasdaq Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the Fund(s) or any member of the public regarding the suitability of investing in securities in general or in the Fund(s) in particular, or the ability of the Nasdaq CME Crypto™ Index to track overall market performance. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED. Please find further information in the following (link https://indexes.nasdaqomx.com/Index/Overview/NCI)).

X/Twitter Post at

https://x.com/hashdex/status/2038647000690778293?s=20

Tweet 1/4: Until today, if you wanted options on a crypto ETF, your only choice was single-asset: Bitcoin or Ethereum.

That just changed.

Tweet 2/4: Options are now live on $NCIQ – the Hashdex Nasdaq CME CryptoTM Index ETF.

This is the first time options are available on a diversified, multi-asset crypto ETF in the US.

Tweet 3/4: What this unlocks for financial advisors and institutions:

→ Hedge diversified crypto exposure without liquidating
→ Generate income via covered calls on a crypto index
→ Build defined-risk entry strategies for risk committees

The same toolkit that’s standard in equities is now available in crypto.

Tweet 4/4: Every major asset class followed the same path to institutional legitimacy: benchmark → products → derivatives.

With options on $NCIQ, that infrastructure is now complete for crypto index investing.

#CryptoETF #Options

Reply to Thread: See important disclosures. Prospectus: www.hashdex-etfs.com/NCIQ/prospectus + image containing the disclaimer below

Reply to Tweet 1: Full analysis from our CIO @SamirKerbage on why this matters: [https://t.co/3rY2jQoK6N]

LinkedIn Post at

https://www.linkedin.com/posts/hashdex_cryptoetf-options-digitalassets-activity-7444410932719464448-EsXj?utm_source=share&utm_medium=member_desktop&rcm=ACoAABr640YBrofAGZViANHfmtp5wxo7BXXJllY

Here’s a question we’ve heard repeatedly from financial advisors over the past year:

“How do I hedge a diversified crypto allocation without liquidating the position?”

Until today, the answer was: you couldn’t.

Options existed for single-asset crypto ETFs: Bitcoin, then Ethereum. But if your allocation was to a diversified, rules-based crypto index, you had no way to write covered calls, build a collar, or construct a defined-risk entry. The tools that are standard in equity and fixed income portfolios simply didn’t exist for diversified crypto.

That changes today. Options are now live on the Hashdex Nasdaq CME CryptoTM Index ETF (NCIQ) on Nasdaq, the first options ever available on a multi-asset crypto ETF in the US.

For institutions that require the ability to hedge before they allocate, and for advisor models that depend on yield generation, this removes a practical ceiling on adoption.

Full breakdown on what this makes possible and where the product ecosystem goes from here: [https://lnkd.in/dTvh22Pq]

#CryptoETF #Options #DigitalAssets #FinancialAdvisors

Pinned Comment: Important disclosures: The Hashdex Nasdaq CME Crypto Index ETF (“Fund”) is an ETP, not a mutual fund or investment company under the 1940 Act, and is not subject to the same regulations and protections. An investment involves significant risk and you could lose your entire investment. Hashdex has no role in the listing or management of NCIQ options. Options trading involves significant risk, is not suitable for all investors, and may result in the total loss of premium paid. A registration statement (including a prospectus) has been filed with the SEC. Read the prospectus before investing: www.hashdex-etfs.com/NCIQ/prospectus. Paralel Distributors LLC serves as the marketing agent for the Fund. Nasdaq® is a registered trademark of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and is licensed for use by Hashdex Asset Management Ltd. The Fund has not been passed on by the Corporations as to its legality or suitability. The Fund is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE FUND.